Exhibit 12.1

Ratio of Earnings to Fixed Charges Calculation

	Three Months Ended 12/31/2003	Six Months Ended 3/31/2004
	(dollars in thousands)
Pre-tax income (loss) from continuing operations
	(3,150)	5,408
Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations
	8,203	16,043
Interest factor of rental expense (1)
	2,154	4,196

Total fixed charges	10,357	20,239
Pre-tax income from continuing operations plus fixed charges
	7,207	25,647
Ratio of Earnings to Fixed Charges
	0.70	(2) 1.2	7

(1)     One-third of rental expense relating to operating leases is attributed to the interest portion. Management believes this represents a reasonable approximation of the interest factor. (2) For the three months ended December 31, 2003 the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,150 to achieve a coverage ratio of 1:1.